Filed by PVR Partners, L.P. pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: PVR Partners, L.P.

Commission File No.: 001-16735

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION CAREFULLY WHEN THEY ARE AVAILABLE. These documents (when they become available), and any other documents filed by PVR Partners, L.P. (“PVR”) or Regency Energy Partners LP (“Regency”) with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the proxy statement/prospectus (when available) from PVR by contacting Investor Relations by mail at Attention: Investor Relations, Three Radnor Corporate Center, Suite 301, 100 Matsonford Road, Radnor, Pennsylvania 19087.

PARTICIPANTS IN THE SOLICITATION

PVR and Regency, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement and Plan of Merger. Information regarding the directors and executive officers of Regency GP LLC, the general partner of Regency’s general partner, is contained in Regency’s Form 10-K for the year ended December 31, 2012, which has been filed with the SEC. Information regarding PVR’s directors and executive officers is contained in PVR’s Form 10-K for the year ended December 31, 2012 and its proxy statement filed on April 25, 2013, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this communication regarding the proposed transaction between the PVR, and Regency the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company and any other statements about PVR’s or Regency’s management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.

PVR and Regency cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of Regency to successfully integrate PVR’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, volatility in the price of oil, natural gas, and natural gas liquids, declines in the credit markets and the availability of credit for the combined company as well as for producers connected to the combined company’s system and its customers, the level of creditworthiness of, and performance by counterparties and customers, the ability to access capital to fund organic growth projects and acquisitions, including significant acquisitions, and the ability to obtain debt and equity financing on satisfactory terms, the use of derivative financial instruments to hedge commodity and interest rate risks, the amount of collateral required to be posted from time-to-time, changes in commodity prices, interest rates, and demand for the combined company’s services, changes in laws and regulations impacting the midstream sector of the natural gas industry, weather and other natural phenomena, acts of terrorism and war, industry changes including the impact of consolidations and changes in competition, the ability to obtain required approvals for construction or modernization of facilities and the timing of production from such facilities, and the effect of accounting pronouncements issued periodically by accounting standard setting boards. Therefore, actual results and outcomes may differ materially from those expressed in such forward-looking statements.

These and other risks and uncertainties are discussed in more detail in filings made by PVR and Regency with the Securities and Exchange Commission, which are available to the public. PVR and Regency undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The following is a transcript of a joint investor conference call held by PVR and Regency on October 10, 2013 at 2:00 PM Eastern Time.

Operator

Good day, ladies and gentlemen, and welcome to the Regency Energy Partners Acquisition Investor of – excuse me, PVR Partners, L.P. Conference Call. My name is Denise, and I’ll be your operator for today. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. [Operator Instructions] As a reminder, this conference is being recorded for replay purposes.

I would now like to turn the conference over to your host for today, Lyndsay Hannah, Manager of Finance & Investor Relations. Please proceed.

Lyndsay Hannah

Good afternoon, everyone, and welcome to our call. Today, Regency and PVR Partners announced the transaction of significant strategic importance. Shortly, you’ll be hearing from Mike Bradley, President and Chief Executive Officer; and Tom Long, Chief Financial Officer for Regency, regarding this transaction. In addition, Bill Shea, President and Chief Executive Officer; and Mark Casaday, Chief Operating Officer of Midstream for PVR, are here to discuss the transaction on behalf of PVR. Following our prepared remarks, we will open the call for questions.

You may access the press release and presentation used on today’s call through Regency’s website at regencyenergy.com or through PVR’s website at pvrpartners.com. Our call is being recorded and is also broadcasted live over the internet on the Regency corporate website and the PVR corporate website. An archive of the webcast and presentation will be available on the website following today’s call.

Slide two of the presentation describes our use of forward-looking statements and lists some of the risk factors that may affect actual results. You are reminded that actual results may differ materially from any forward-looking statements and you should refer to our SEC filings for a more complete discussion of the risks involved in our business and in the ownership of our limited partnership unit.

Please note, the transaction we’ll be speaking about today is subject to the approval of PVR’s unitholders, HSR, and the other customary closing conditions.

With that, I will turn the call over to Regency’s CEO, Mike Bradley.

Michael Jack Bradley

Hello, everyone, and thank you again for joining us on our call this afternoon. We are excited to have the opportunity to share with you a very important and strategic transaction for both Regency and PVR. Before I go into some of the highlights of this transaction, I’m going to turn it over to Bill Shea for some opening comments on his behalf.

William H. Shea

Thanks, Mike. I’ll give about just a couple of brief comments, and then I’ll turn it back to you for what is an excellent detailed presentation of the combination.

The PVR Partners’ Board of Directors has approved the merger for several reasons. First, the economics are favorable for the PVR unitholder. The 1.02 exchange ratio and the cash payments that will be received by each PVR unitholder represents a fair transaction, giving the PVR unitholder value for what they currently own and the opportunity to own Regency units that in my opinion have a very attractive outlook.

Second, as a Regency unitholder, and I certainly intend to be one, I find the opportunity exciting. The combined entity will be about $15 billion in enterprise value, which will make it competitive in the marketplace and allow it to grow more easily than PVR could have done on a standalone basis. The size will allow better access to less costly capital so that the current growth projects and the backlog of growth projects can be financed in the most advantageous way. The lower cost of capital, which I would anticipate, will improve the expected returns on the PVR growth projects going forward.

From an operating viewpoint, the addition of PVR’s Marcellus and Utica fee-based revenue business adds to and diversifies the already excellent basin presence of Regency. In the Mid-Con, PVR’s assets and operations are complementary to Regency’s, providing a larger footprint and the opportunity to serve our producers in a more efficient, cost-competitive way.

The management team at Regency, along with its GP sponsor, have demonstrated their ability to grow. They’ve demonstrated that ability to increase distributable cash flow for their unitholders and position themselves for the future with the addition of the PVR assets and people. I believe it’s a strong combination with great opportunity and potential for the future.

And that’s it from me. Mike, I turn it back to you for a detailed look at the combination.

Michael Jack Bradley

Okay, thanks, Bill. Now I’ll summarize the key deal terms, as well as the highlights, of this transaction. Regency has entered into an agreement to purchase PVR Partners in a unit-for-unit transaction valued at approximately $5.6 billion, including the assumption of net debt of $1.8 billion. In addition, Regency will also be making a $40 million one-time cash payment to PVR unitholders.

This transaction has been unanimously approved by both companies’ Boards of Directors.

PVR is a publicly traded limited partnership, which owns and operates a network of natural gas midstream pipelines and processing plants located principally in two prolific producing areas: the Marcellus and Utica shales in Appalachia and the Granite Wash in the Mid-Continent region. In addition, PVR owns and manages coal and natural resource properties located in the Appalachian, Illinois, and San Juan basins, which are leased to experienced operators in exchange for royalty payments.

This transaction creates a leading diversified gas gathering and processing master limited partnership, with scale presence in the most economic and high growth oil and gas plays in North America.

Pro forma for the transaction, Regency public unitholders will own 42%, Energy Transfer Equity and its affiliates will own 20%, while PVR unitholders will own 38%.

We anticipate this transaction will close in the first quarter of 2014 and, as Lyndsay mentioned, is subject to HSR approval and other customary closing conditions, including a PVR unitholder vote.

Moving to slide four, let’s now turn to the strategic rationale for this transaction. We’ve always felt that PVR’s assets would be a great fit for Regency and are very pleased to see this transaction come together. From an industry position, the pro forma company will be one of the largest independent gathering and processing MLPs. We believe we have a unique opportunity here to combine complementary assets, personnel, and operating capabilities and further believe that the increased footprint and scale will create significant synergies and provide substantial growth opportunities.

Both Regency and PVR will benefit from the larger scale and geographic diversification, allowing the combined firm to more efficiently allocate capital and benefit from increased financial flexibility. We also have a scaled presence in most of the key gas plays in North America, including the Wolfcamp, Bone Spring, Avalon, and Cline shales in the Permian Basin; the Eagle Ford Shale in South Texas; the Marcellus and Utica plays in Appalachia; the Granite Wash play in Oklahoma and Texas; and the Haynesville, Cotton Valley plays in North Louisiana.

In addition to exposure to new prolific basins, PVR provides a stable fee-based asset base, with the majority of PVR gross margin under fee-based contracts. In particular the Marcellus assets are entirely fee-based and have significant demand charges on its trunklines. As a result the combined Regency/PVR enterprise will feature a stable, contracted, fee-based asset portfolio, with most of the combined company margins under fixed-fee contracts.

The combined Regency/PVR entity has a significant pipeline of high-return growth projects, which are in various stages of construction and development and expected to provide significant growth in EBITDA and DCF over the coming years. And while the combination is expected to be slightly dilutive to 2014 distributable cash flow, it is not expected to affect anticipated cash distribution growth in 2014.

So in summary we believe this combination with PVR delivers compelling value to both sets of unitholders, offers significant benefits to our customers, and is keeping with our long-term investment grade rating objective.

Moving to slide five. Let’s now turn to the key details of the transaction. With a total enterprise value of more than $15.5 billion and a latest 12 months EBITDA of $825 million, the enhanced size, scale, and footprint of the combined company positions Regency to service some of the largest producers in its various operating areas. In addition it allows Regency to enhance customer relationships while executing on additional accretive growth opportunities, whether organic or via acquisition.

As you see on slide five, the acquisition of PVR significantly increases the scale of our core gathering and processing business. And in an industry where size and scale are becoming increasingly important, the combined company will be a top 15 MLP when measured by enterprise value.

Turning to slide six you can see that this transaction materially increases Regency’s weighting towards its core gathering and processing business. In particular 73% of the combined company’s growth capital expenditures in 2013 will be G&P-focused and will be underpinned largely by fee-based cash flows.

Moving to slide seven and eight. These slides clearly illustrate the breadth and strategic positioning of the combined company’s operations within the prolific energy resource plays in the Permian Basin, South Texas, Appalachia, Oklahoma, Texas, and North Louisiana. Our asset base has exposure to the majority of the most prolific wet gas producing region. We’ve continued to be supported by liquids prices, as well as some of the most economic dry gas producing basins in the Lower 48.

Looking at slide eight you can see that our footprint is well-aligned with the centers of North American production growth over the intermediate term. We have a strong belief in the long-term demand for natural gas, and we will continue to focus on expanding our footprint in the most prolific gas and liquid plays in North America. Clearly the addition of the Marcellus, Utica, and Granite Wash supply areas supports our near-term growth objectives, but also importantly provides substantial long-term opportunities for growth as well.

Turning to slide nine. As you know one of our key objectives includes maintaining a high percentage of fee-based cash flows and strategically targeting growth opportunities backed by fee-based commitments, which result in relatively predictable cash flows. One of the reasons we focused on a deal with PVR was the opportunity to add to Regency’s fee-based portfolio. In particular PVR’s Eastern Midstream segment is 100% fee-based and also benefits from significant take-or-pay demand charges on its Marcellus trunklines. As you can see in the bar charts on page nine, Eastern Midstream represents an increasing percentage of PVR’s business, which in turn increases its fixed-fee exposure.

In addition we view PVR’s coal business as a source of additional low risk cash flows. However this business will become a less significant part of the combined larger company going forward.

Turning to the next slide, slide 10. The enhanced scale, balance sheet strength, and diversification resulting from the transaction better positions the combined company to pursue incremental, high-value organic growth projects around its core asset base.

As you can see, the combined company has more than $770 million of announced growth projects, with more expected in 2014. Major expansion projects under construction include the West Texas Expansion 2, which is scheduled to be completed in Q1 of 2015; Lone Star Frac II, in which we are still on schedule to complete in the fourth quarter of this year; as well as PVR’s recently announced Utica gathering and trunkline system to be completed in Q1 of 2015.

Moving on to slide 11. One of Regency’s long-term goals continues to be achieving an investment grade credit rating. We believe this transaction is in keeping with this long-term objective. The nearly 100% equity component to the transaction consideration, the increased scale, and strong pro forma balance sheet will best preserve Regency’s balance sheet for future organic growth and strategic acquisition opportunities. Lastly, this larger scale and enhanced business diversification allows for increased financial flexibility and a greater ability to pursue large scale future growth opportunities.

So in summary, moving to slide 12, we believe this to be a very compelling strategic opportunity for Regency, PVR, and the respective unitholders. Regency expects the transaction to provide substantial EBITDA and distributable cash flow growth, as the combined company benefits from project cash flows not only coming on in the near-term, but also projects expected longer-term. Further, the addition of PVR’s asset base provides significant diversification into attractive high-growth region and enables the combined firm to capitalize on the long-term momentum of North American gas production growth, which, in turn, leads to greater cash flow stability.

At this point, as we go through the regulatory approval process, we are limited in what we can say, but we will continue to provide updates as they are available as we go through the closing process.

With that, I will open up the call to your questions.

Q&A

Operator

[Operator Instructions] Our first question comes from James Spicer with Wells Fargo. Please proceed. <Q – James A. Spicer>: Hi, guys. Congratulations on the transaction.

<A – Michael Jack Bradley>: Hey, thank you.

<Q – James A. Spicer>: Couple of questions for you. Going back to your page on the pro forma leverage, can you talk a little bit about the pro forma balance sheet here, where you see target leverage for the company long-term, and how you plan on getting there?

<A – Thomas E. Long>: Yeah, you bet. This is Tom Long. As you can see from a Regency standpoint, we’re at – about that 4.2 level. Of course, blending that with the 4.8, we anticipate being about that mid-4. We’ve always targeted to be about 4x on leverage ratio. That’s how we financed all of our capital programs, whether it’s the organics, as well as the acquisitions. So when you look at these projects that we’ve been talking about here, and you – and as the EBITDA comes on, we feel very comfortable that we’ll be at that 4 range or even below 4 as we look out over next year. And we’ll continue to always manage the balance sheet with both equity and debt as we out through next year’s program.

<Q – James A. Spicer>: Okay, great. And just in terms of the CapEx plans going forward for the combined company, obviously, you guys both had a lot of organic projects going on. Does this acquisition – did you see this as an opportunity to potentially accelerate or enhance some of the projects that PVR has been pursuing in terms of the Utica build-out and the Marcellus?

<A – Michael Jack Bradley>: This is Mike. I think from my standpoint – or really our standpoint is that we’re very excited about the growth projects that are out there for both PVR and Regency as we look into 2014 and into 2015. And clearly, the goal here is, with a strong balance sheet, to really facilitate the execution of those projects and continue to build on our overall organic growth profile. So yes, we are very excited and plan to move forward.

<Q – James A. Spicer>: Okay. And then last one for me, are there any comments that you can provide as to just the – your attention with PVR’s outstanding bonds, what happens to those bonds in the context of this kind of a transaction?

<A – Thomas E. Long>: Yeah, those bonds right now, we’re still evaluating our options. And at the time that we make a decision on how we’re going to structure that, obviously we’ll disclose at that time. But we are evaluating as we go out. Now keep in mind, those bonds do have a put option on the change in control at [ph] 101 (20:40).

<Q – James A. Spicer>: Okay.

<A – Thomas E. Long>: That’s for all $1.3 billion, the three separate bonds out there.

<Q – James A. Spicer>: Okay, thanks. I’ll jump back in the queue.

<A – Thomas E. Long>: Okay.

Operator

Our next question comes from Shneur Gershuni with UBS. Please proceed.

<Q – Shneur Z. Gershuni>: Hi. Good afternoon, everyone.

<A – Michael Jack Bradley>: Hey.

<Q – Shneur Z. Gershuni>: My first question, I was wondering if you can sort of talk about the synergies that you sort of highlighted in the slides; if you can sort of give us some color as to where they come from, is it on the SG&A side, is it operational; and is there a kind of a timeframe once it close, when you would expect to achieve them.

<A – Michael Jack Bradley>: Yeah, I think in general, we see several potential synergies with this transaction, and we’ve evaluated them to some extent. There are some operational benefits for us in the Mid-Continent, not just – we’re not necessarily talking about cost savings, but the ability to potentially integrate those assets and create more efficiencies and perhaps produce the number of plants we need to operate efficiently. Obviously, we’ll be looking at the – in our corporate offices and those sorts of things. But we also view this is an opportunity. There’s a lot of talent between the two combined companies, and very excited about the ability to leverage on the talent from both companies and create the opportunity for a better company going forward.

<Q – Shneur Z. Gershuni>: Okay. And a follow-up question to the previous questions, just with respect to organic growth opportunities. Is there a steep inventory of opportunity sitting at PVR that was interesting to you and will help make this transaction accretive over the longer-term? If you can give us some color in terms of scale or size, that’d be helpful.

<A – William H. Shea>: This is Bill Shea with PVR. Yes, we have a – we’ve got a pretty extensive inventory of organic growth projects that we think are very viable and will produce great returns. One of the things that the transaction provides, I think, is better, greater access to capital with which to complete those projects. So Mark Casaday is here, who’s our Chief Operating Officer of our Midstream, and you see in the slides a list of the projects that are currently undergoing. But we have a significant amount of projects in the Marcellus and the Utica that we should be able – or the combined entity should be able to take advantage of in the coming future.

<A – Michael Jack Bradley>: Obviously, from our perspective, we’re very excited about what additional organic growth projects are out there regarding the PVR assets, and we see this as a great opportunity.

<Q – Shneur Z. Gershuni>: Great. And one last question, just crossing the t’s, dotting the i’s. I was wondering if you can sort of tell us where the debt will sit, whether it’ll be pari passu with Regency’s debt? And if there any breakup fees involved as well too?

<A – Thomas E. Long>: I’ll answer the first part of that question. Right now, we’re still evaluating those options, so I can’t answer the question on the pari passu as far as where that debt resides. But I will say that at least from a credit facility standpoint, we do plan on consolidating that piece of it. But as far as the bonds go, we’re still evaluating the options there so.

<Q – Shneur Z. Gershuni>: Great.

<A – Thomas E. Long>: Now as far as the breakup, on the second part of the question.

<A – Michael Jack Bradley>: Yeah I think the merger agreement as structured today does provide I would say a market-based breakup fee.

Operator

Our next question comes from Ethan Bellamy with Baird. Please proceed.

<Q – Ethan H. Bellamy>: Hey guys. Is PVR a CDM customer right now? And will there be any intercompany eliminations?

<A – Michael Jack Bradley>: No not at this – PVR Partners is not.

<Q – Ethan H. Bellamy>: Okay. And Tom, what kind of one-time costs should we be modeling in terms of G&A and lawyers and bankers and what not?

<A – Thomas E. Long>: I’ll probably need to circle back with you on that one as far as capturing that goes. I could probably dial in a little bit of close – or a little bit for you here. But from what we kind of just baked into economics, I think we’re pretty, pretty early on in the process here until we get through the rest of it and get it all done. But you’re probably looking at maybe $20 million to $30 million baked in there.

<Q – Ethan H. Bellamy>: Okay. And then lastly, will you keep the coal business long-term?

<A – Michael Jack Bradley>: Yeah. This is Mike. At this time we have no plans to do anything with the coal business. Number one, it’s a pretty steady cash flow business, and it’s really becomes a very small part of the overall portfolio.

<Q – Ethan H. Bellamy>: All right thanks. And if you could indulge me, just one more question. If we look across the pro forma footprint, who are the top say two or three producers to whose drilling programs you are having the most exposure going forward?

<A – Michael Jack Bradley>: Talking about the combined entities or... <Q – Ethan H. Bellamy>: Yes sir.

<A – William H. Shea>: Well I think our producers in the – this is Bill. Our producers in the Marcellus, the primary producers are Chief, Range, and probably Chesapeake. And in the Mid-Con it’s a different set, and that’s where the overlap might be. But in the Mid-Con it’s Jones, and Mewbourne, and Laredo, Mark?

<A – Mark D. Casaday>: Yes.

<A – William H. Shea>: And I’m not sure what Regency’s list would look like.

<A – Michael Jack Bradley>: Obviously we serve multiple producers in all of our regions. A lot of the majors, independents, or small producers, and it’s pretty well divided up across the industry. I’d say number one, we’ve got a well-diversified producer base. And I think some of the addition of PVR will add to our producer base as well.

<Q – Ethan H. Bellamy>: All right. Thank you very much. Congrats.

<A – Michael Jack Bradley>: Thanks.

Operator

Our next question comes from Sunil Sibal with Citigroup. Please proceed.

<Q – Sunil K. Sibal>: Hi good afternoon guys. Congratulations on the transaction.

<A – Michael Jack Bradley>: Thank you.

<Q – Sunil K. Sibal>: Most of my questions have been answered. I just wanted to understand, and this is for Bill Shea, in terms of the background of the transaction, is that something you were looking at doing actively, or how did this came about?

<A – Michael Jack Bradley>: This is a transaction that – number one, Regency continues to look at opportunities to further expand our business and also in addition to expand our footprint in the basins in the U.S. And we found this one to be attractive, particularly PVR’s presence in the Marcellus and in the Granite Wash area. We’ve had some discussion around it for some period of time and felt like this is an opportunity that could make sense. And after going through a very detailed process, we came to that conclusion. And so, we feel it’s a great fit, a great opportunity, and really creates a very strong gathering and processing platform as a combined entity.

<A – William H. Shea>: I think from my standpoint, the only thing I would add is that the size and the diversity of the combined entity, again, makes for greater access to capital, probably lower-cost capital, which is becoming more and more important as we all pursue a lot of these greenfield projects that require financing a year or so in advance of the cash flow. So I think the size and the diversity was a big factor for us.

<Q – Sunil K. Sibal>: Okay. That’s very helpful. Thank you.

Operator

Our next question comes from Gregg Brody with JPMorgan. Please proceed.

<Q – Gregg W. Brody>: Hey, guys. Congrats on the transaction.

<A – Michael Jack Bradley>: Hey, thanks.

<Q – Gregg W. Brody>: Just with respect to the coal royalty business, could you talk a little bit about how you see that fitting into the picture over the long run, and is it something you would consider exiting?

<A – Michael Jack Bradley>: As I mentioned, we have no plans, upon closing, to make any changes and to continue with the coal business. Number one, it’s a fairly stable cash flow business. We don’t plan to invest in additional coal leases, but we feel good about the cash flows that it currently generates. And again, it becomes a much smaller portion of our portfolio. So that’s not to say that sometime down the road, we’ll be looking at that possibly, but really at this point in time, it doesn’t make sense.

<Q – Gregg W. Brody>: And I think your messaging is pretty clear. Just to clarify one thing, you don’t see any opportunity for expansion there, either it may be acquisitions?

<A – Michael Jack Bradley>: At this point in time, I would say that that’s not going to be our focus when this combination closes.

<Q – Gregg W. Brody>: That’s helpful. And then just one last one, just with the rating agencies. I’m not sure if you’ve spoken to them yet, but in your mind, what do you think this does for your – the long-term goal of making investment grade in terms of timing? I know obviously, there’s more scale here. But in terms of what you’ll be getting pushed back from them on, how do you think this addresses that?

<A – Thomas E. Long>: Of course, we have talked to all three of them. And we never want to try to get out in front of what they may or may not do. They very clearly listened. They understood all the reasons why we were doing this as we explained the scale, the – just overall, the diverse footprint, the broadened footprint that we have across North America, and as well as just – once again, the critical mass and the financial flexibility that we have here that it generates. So from our view, we think it does very much provide us the access to the capital markets to be able to support the overall growth that we’ve got in front of us here right now. We’re obviously very excited about the combination and what it does from a balance sheet standpoint, leverage ratio, et cetera. But that’s – once again, I don’t want to, in any way, insinuate what they – what’s on their mind as they go through their process in a very diligent way.

<Q – Gregg W. Brody>: That’s helpful, guys. Thanks for the time.

<A – Michael Jack Bradley>: Thank you.

Operator

Our next question come from James Jampel with HITE. Please proceed.

<Q – James M. Jampel>: Thanks for taking the question. Hey, my first question is for Bill, are you staying on?

<A – William H. Shea>: James, this is Bill. No, most likely not. Regency already has an excellent experienced CEO.

<Q – James M. Jampel>: Okay, fair enough. How many units are going to be entitled to the split-up the $40 million in cash?

<A – William H. Shea>: I think it would be the fully diluted PVR units, so like, 135 million units, is that right?

<A – Michael Jack Bradley>: Yeah, 136 million.

<A – William H. Shea>: 136 million?

<A – Michael Jack Bradley>: Exactly right, yeah.

<Q – James M. Jampel>: Okay. And lastly, and I hate I have to ask this one, but in most situations like this, the General Partner would do a little something to make sure it was accretive in the first year or so. Did ETE even consider doing something like that?

<A – Michael Jack Bradley>: This is Mike Bradley. I mean, obviously, I can’t speak for ETE on this transaction other than to say that they’re extremely supportive of this combination with PVR. I think as we look at it, based on our view of 2014 and for Regency combined with PVR, we’re very comfortable with the outlook and the ability. As we mentioned, we do not expect it to impact our view for distribution growth in 2014. A lot of times on transactions – we are not in the high splits. And so, that’s really – it boils down to what kind of support did we really need to make this thing happen. We feel very good about our situation at Regency and the combination with PVR, and did not feel a need to have to require any support to make this transaction work for us. But again, ETE is very supportive of this transaction.

<Q – James M. Jampel>: Okay. Thank you.

Operator

Our next question comes from Sachin Shah with Albert Fried. Please proceed. Sachin Shah, your line is open, please proceed. Our next question comes from Terran Miller with Cantor Fitzgerald. Please proceed.

<Q – Terran Andrews Miller>: Good afternoon. I noticed that you mentioned in the answer to some questions that you’re still evaluating options with reference to the PVR bonds. I was wondering if you want to discuss in broad context what some of those options are.

<A – Thomas E. Long>: Really, I think that the options, as we look at it, is where does it reside within the structure of Regency. In other words, does it become part of the restricted sub piece of it, and therefore [ph] go under (37:13) Regency or do we keep it separate and file the financials. That’s it. I’m giving you very broad terms on that, but basically, that’s what we’re evaluating right now as to what the options are here.

<Q – Terran Andrews Miller>: Okay. Thank you very much.

Operator

Our next question comes from Louis Shamie with Zimmer Partners. Please proceed. <Q – Louis Shamie>: Hi, good afternoon, everyone.

<A – Michael Jack Bradley>: Hey, Louis.

<A – Thomas E. Long>: Hey, Louis.

<Q – Louis Shamie>: Hey. So I’m pretty familiar, or at least I like to think I am, with the growth prospects that you guys have out in the Delaware basin, in the Permian, and North Louisiana on the base Regency business. I’m a little bit new to the story at PVR. Can you talk a little bit about what the growth prospects are for that Northeastern G&P business, what kind of year-on-year growth we can expect in volumes up there, because it seems like that’s the rationale for the acquisition?

<A – William H. Shea>: I’m going to turn this over to Mark Casaday who runs that portion of the business for PVR today.

<Q – Louis Shamie>: Thanks.

<A – Mark D. Casaday>: Yeah, thanks, Bill. We still see consistent growth in drilling activity in our Northeastern dry operations year-over-year volume growth. And our big growth portfolio is the build-out and expansion of our Utica pipeline, which we expect to come online in the first quarter of 2015.

<Q – Louis Shamie>: And what kind of earnings contribution is that expected to add in 2015?

<A – Michael Jack Bradley>: We haven’t – I don’t believe PVR has disclosed that, nor has Regency at this point in time, so...

<Q – Louis Shamie>: Okay, got it. Thank you very much. I don’t have anything else.

<A – Michael Jack Bradley>: Okay, thanks.

Operator

Our next question comes from Thomas Socha with AllianceBernstein. Please proceed.

<Q – Thomas Socha>: Thank you. I just want to dig down a little bit more into some of the agency – potential agency discussions. You had mentioned that your goal was to get to about 4x leverage and your goal is also to get to IG ratings. What do you think that path needs to be to get to those IG ratings. I don’t want you to speak for the agencies, but from your perspective, what do you think you need to do to get to those ratings with the stated 4x leverage goal.

<A – Thomas E. Long>: I think, once again, the scale does matter, and this obviously is a significant step forward on that. In other words as we get up, start approaching that $1 billion a year of EBITDA, I think it’s something that’s important. I think the next piece of it is the fee versus the commodity, and this makes a step forward on that also. I think we’ll now move up above the 70% we are right now, start moving back up toward that 75% level.

I think another part of it is on the leverage front of it. We at Regency had been through a period of a lot of prefunding of some very good organic growth projects. And as you know that puts a – there’s a little bit of a delay in that leverage calculation, the way that we look at it for our credit facility and the way that the agencies look at it. But as that comes on, those start getting a little bit closer, especially as you start getting larger in size, et cetera, where it doesn’t have as significant of an impact when you’re out prefunding these growth projects.

So if I was to put them in the – that’s the baskets I would put them in is that we – as we get to this 4x.

There has been a lot of dialogue with them also about this growth. They clearly wanted to see these projects come in on time and on budget, and they have. And we’re starting to see the real benefits to this EBITDA coming online. So I think some of it, it’s just a matter of time as we continue to execute toward the metrics that we’ve talked about here right now.

<Q – Thomas Socha>: Do you think that you have enough in the pipeline organically to kind of reach those IG goals?

<A – Thomas E. Long>: Yes and exceed them.

<Q – Thomas Socha>: Okay. Also with regards to ETP, they’ve talked quite a bit about simplifying their cap structure. Is there anything that you think that ETP is looking for in terms of potentially simplifying the cap structure in bringing Regency closer under the umbrella?

<A – Michael Jack Bradley>: I can tell you there is nothing planned at this time so.

<Q – Thomas Socha>: In your discussions in the past, has it been a scale potentially issue? Or what were some of the goals?

<A – Michael Jack Bradley>: Well I think in the past, what I would tell you is that there has been a desire at some point in time to combine Regency into Energy Transfers. That was a stated goal early on. What I can tell you today, right now there are no plans. So we are 100% focused on growing Regency and creating value for our unit holders. And we think we have a substantial position and portfolio of projects to do that.

<Q – Thomas Socha>: Okay. And just finally I’d like to know how widely shopped the deal was? And just to follow up a bit on Terran’s question, if this was a stock-for-stock transaction, how would PVR potentially end up as a sub of Regency?

<A – Michael Jack Bradley>: I’m not sure I understand the second question, how would it end up as a sub?

<Q – Thomas Socha>: Yeah. I mean if it was stock-for-stock, could you somehow not end up guaranteeing or fully consolidating in terms of the new cap structure?

<A – Thomas E. Long>: Yes I’ll respond to that. That’s the options that we’re really looking at right now, I think is where your question is headed. In other words there is still the option to leave it, to keep filing the financials and keep the – it’d still be within Regency, just not consolidated from a guarantee standpoint. It would still be on a standalone basis. But as a filing entity only not as a...

<Q – Thomas Socha>: All right.

<A – Thomas E. Long>: ...public unit entity.

<Q – Thomas Socha>: Yeah. And how widely shopped was the transaction?

<A – Michael Jack Bradley>: The transaction, we took a look at various options in other entities. But clearly given I think kind of the list of potentials, this was clearly the best and the one that was focused on.

<Q – Thomas Socha>: Okay. All right. Thank you.

Operator

[Operators Instructions] Our next question comes from [ph] Kevin Schuman with Assurant. (44:52) Please proceed.

<Q>: Hi guys. Congratulations on the deal.

<A – Thomas E. Long>: Thanks.

<Q>: I just had a quick question. Do you guys have the restricted payments number for PVR?

<A – Thomas E. Long>: I did not have the restricted.

<Q>: Okay, okay. I can follow up on that. Thanks.

<A – Thomas E. Long>: Yeah. Okay.

Operator

We have no further questions at this time. I would now like to turn the call over to Mike Bradley, President and CEO. Please proceed.

Michael Jack Bradley

Okay. Thanks, everyone. I’ll make a few closing comments and then let Bill Shea add any additional comments that he would like. But I think to close, number one, we are very excited about this combination. Not only does it significantly expand our business and scale, but the combination puts Regency in a position in the Appalachia basin with the Marcellus and Utica, which every report you have read indicates that’s going to be one of the premier basins for growth over the next several years, and we think that’s a very strategic position to be in. Additionally, we now have a stronger position in the Mid-Continent, which is an area that we have wanted to expand our business. It’s got a lot of potential, not only in liquids play, but the oil. And so, we are very excited about how this has positioned us in – this partnership going forward.

As I mentioned, we got a strong belief in the future of natural gas in – not only in this country, but I think worldwide. And we’re going to continue to look at opportunities to build our position, not only for the short-term, but very importantly, to create longer-term growth for our unitholders as we look out.

So with that, I’ll let Bill add any additional comments he’d like to make, and then we’ll close out.

William H. Shea

Well, thanks, Mike. I would just echo your comments. I think you’ve said it just exactly right. We also believe it’s an excellent combination and one that will take advantage of the many growth opportunities that each company has and bring them in and add to the distributable cash flow of the entity. So we think it’s a great transaction as well and will be well-received by all involved. So we’re very excited as well.

Michael Jack Bradley

Well, again, thank you, and have a great afternoon.

Operator

This concludes today’s conference. You may now disconnect. Have a great day.

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